NORTH SHORE ACQUISITION CORP.
545-7 DOGOK-DONG
SOFTFORUM B/D, 7TH FLOOR
GANGNAM-GU, SEOUL, KOREA 135-270

November 16, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:          North Shore Acquisition Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed: November 6, 2009
File No. 000-52875

Ladies and Gentlemen:

The Company hereby acknowledges to the staff of the Securities and Exchange Commission (the “Commission”) with respect to the filing of its proxy statement referenced above as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s Sang Chul Kim

Sang-Chul Kim